WAIVER OF NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

AND SHAREHOLDER RESOLUTIONS

WE, the undersigned, being all of the shareholders of Atlan Media, Inc., do hereby waive notice of the time and place of the Special Meeting of the Shareholders for the purposes of: a reverse split of the Common Stock of the Corporation; and changing its name and jurisdiction.

Dated: January 11, 2017

SHAREHOLDER	SHARES	% OF SHARES OUTSTANDING
RED ALERT MEDIA MATRIX, INC. Timothy A. Holly, CEO	366,023,425	78.5%
RED ALERT GROUP, INC., Timothy A. Holly, CEO	10,000,000	2.1%
Will Atlan, via Irrevocable Proxy to Timothy A. Holly	55,250,000	11.8%
Chris MacDonald, via Irrevocable Proxy to Timothy A. Holly	17,500,000	3.8%
Robert Jordan, Via Irrevocable Proxy to Timothy A. Holly	17,500,000	3.8%
TOTAL	466,273,425	100.00%

RESOLVED, That the Corporation is currently authorized to issue 500,000,000 shares of Common Stock and the number of outstanding shares of Common Stock be subject to a reverse stock split at a ratio of 1-for-5 (the “Reverse Split”). The purpose of the Reverse Split is to make an appropriate number of outstanding shares when the Corporation applies for a ticker symbol and listing on an exchange, as well as other purposes for the benefit of the shareholders. The Reverse Split shall be effective as of February 1, 2017, on which date, the total number of whole shares of Common Stock equal to the number of issued and outstanding shares of Common Stock held by such stockholder immediately prior to the Reverse Split, divided by five (5). No fractional shares will be issued, and no cash or other consideration will be paid. Instead, the Corporation will issue one whole share of the post-Reverse Split Common Stock to any stockholder who otherwise would have received a fractional share as a result of the Reverse Split. As a result of the Reverse Split, the Corporation will be authorized to issue 100,000,000 shares of Common Stock. As of this date, there are 466,273,425 shares of Common Stock outstanding. As a result of the Reverse Split, there will be approximately 93,254,685 shares of Common Stock outstanding (subject to adjustment due to the effect of rounding fractional shares into whole shares. The Reverse Split will not have any effect on the stated par value of the Common Stock. As a result of the Reverse Split, the outstanding shares shall be:

POST REVERSE SPLIT

SHAREHOLDER	SHARES	% OF SHARES OUTSTANDING
RED ALERT MEDIA MATRIX, INC.	73,204,685	78.5%
RED ALERT GROUP, INC.,	2,000,000	2.1%
Will Atlan	11,050,000	11.8%
Chris MacDonald	3,500,000	3.8%
Robert Jordan	3,500,000	3.8%
TOTAL	93,254,685	100.00%

Immediately after the Reverse Split, each stockholder’s percentage ownership interest in the Corporation and proportional voting power will remain virtually unchanged. The rights and privileges of the holders of Common Stock will be substantially unaffected by the Reverse Split.

ACKNOWLEDGED, That under Nevada law, no amendment to the Corporation’s Articles of Incorporation is required in connection with the Reverse Split, and though 100% of the shareholders have voted to approve the Reverse Split, no stockholder approval was necessary for the Board of Directors to take such action if (1) both the number of authorized shares of Common Stock and the number of outstanding shares of Common Stock are proportionally reduced as a result of the Reverse Split, (2) the Reverse Split does not adversely affect any other class of stock of the Corporation, and (3) the Corporation does not pay money or issue scrip to stockholders who would otherwise be entitled to receive a fractional share as a result of the Reverse Split. The Corporation has complied with these requirements.

RESOLVED, That the Corporation change the jurisdiction of its current incorporation in the State of Nevada to the State of Delaware, that all aspects of the Corporation, specifically the number of authorized and outstanding shares of Common Stock (after giving effect to the above resolution concerning the reverse split) remain the same, and that Incorp Services, Inc., become our Registered Agent at 919 N. Market Street, Suite 425, Wilmington, Delaware 19801.

RESOLVED, That the name and address of the Corporation be changed to: Wussler Worldwide Media Company, 1075 N. Peachtree St., Suite 3650, Atlanta, Georgia 30309 USA.

Dated: January 11, 2017

Timothy A. Holly
Authorized Representative of All Shareholders
Chairman/CEO/Secretary of the Corporation